SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 70)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                    Venable, Baetjer, Howard & Civilleti, LLP
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                 August 21, 2000
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

CUSIP No. 669 752107                                          Page 2 of 22 Pages
                                      13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings  is  Required  Pursuant to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.  Sole Voting Power
SHARES                                  0 shares
BENEFICIALLY
OWNED BY                            8.  Shared Voting Power
EACH                                    14,430,427 shares
REPORTING
PERSON WITH                         9.  Sole Dispositive Power
                                        0 shares

                                    10. Shared Dispositive Power
                                        14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No. 669 752107                                          Page 3 of 22 Pages
                                      13D


1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal Proceedings is  Required  Pursuant  to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.   Sole Voting Power
SHARES                                   0 shares
BENEFICIALLY
OWNED BY                            8.   Shared Voting Power
EACH                                     14,430,427 shares
REPORTING
PERSON WITH                         9.   Sole Dispositive Power
                                         0 shares

                                    10.  Shared Dispositive Power
                                         14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No. 669 752107                                          Page 4 of 22 Pages
                                      13D


1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group

                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check  Box  if  Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.   Sole Voting Power
SHARES                                   0 shares
BENEFICIALLY
OWNED BY                            8.   Shared Voting Power
EACH                                     14,430,427 shares
REPORTING
PERSON WITH                         9.   Sole Dispositive Power
                                         0 shares

                                    10.  Shared Dispositive Power
                                         14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No. 669 752107                                          Page 5 of 22 Pages
                                      13D


1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         NNI Acquisition Corporation

2.       Check the appropriate box if a member of a group

                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check  Box  if  Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.   Sole Voting Power
SHARES                                   14,430,427 shares
BENEFICIALLY
OWNED BY                            8.   Shared Voting Power
EACH                                     0 shares
REPORTING
PERSON WITH                         9.   Sole Dispositive Power
                                         14,430,427 shares

                                    10.  Shared Dispositive Power
                                         0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3

14.      Type of Reporting Person

         CO

CUSIP No. 669 752107                                          Page 6 of 22 Pages
                                      13D


         This Amendment No. 70 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by (i) Concept Communications, Inc., a Delaware corporation ("Concept"), (ii) Crown Communications Corporation, a Delaware corporation ("Communications"), (iii) Crown Capital Corporation, a Delaware non-stock corporation ("Capital"), and (iv) NNI Acquisition Corporation, a Delaware corporation ("NAC"), relating to the Common Stock, par value Four Cents ($.04) per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and supplemented by adding the following at the end of the text thereof:

                  On August 21, 2000,  Communications  loaned  $1,250,000 to the
Issuer  (as  further   discussed  in  Item  4  below)  from  funds  obtained  by
Communications from Atlantic Video.

                  On September 22, 2000, Communications loaned $1,250,000 to the
Issuer  (as  further   discussed  in  Item  4  below)  from  funds  obtained  by
Communications from Atlantic Video.

                  On October 4, 2000, Communications transferred to NAC (the "Funds Transfer") $500,000 (the "Transferred Funds") from funds obtained by Communications from Atlantic Video.

                  The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications on August 21 and September 22, 2000 have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.       Purpose of Transaction.

         Item 4 is hereby amended and supplemented by attending the following at the end of the text under the caption "Certain Loans to the Issuer":

         On August 21, 2000, Communications loaned to the Issuer $1,250,000, and the Issuer delivered to Communications a promissory note in like amount (the "August 21, 2000 Promissory Note"). The August 21, 2000 Promissory Note is payable on January 1, 2001, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on August 21, 2000. The August 21, 2000 Promissory Note is secured under the terms of the Communications Security Agreement.

         The foregoing description of the August 21, 2000 Promissory Note is qualified in its entirety by the text of the August 21, 2000 Promissory Note which is attached hereto as Exhibit 70.1 and is incorporated herein by reference.

         On September 22, 2000, Communications loaned to the Issuer $1,250,000, and the Issuer delivered to Communications a promissory note in like amount (the "September 22, 2000 Promissory Note"). The September 22, 2000 Promissory Note is payable on January 1, 2001, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on September 22, 2000.

CUSIP No. 669 752107                                          Page 7 of 22 Pages
                                      13D


The September 22, 2000 Promissory Note is secured under the terms of the Communications Security Agreement.

         The foregoing description of the September 22, 2000 Promissory Note is qualified in its entirety by the text of the September 22, 2000 Promissory Note which is attached hereto as Exhibit 70.2 and is incorporated herein by reference.

         Item 4 is hereby further amended and supplemented by adding the following at the end of the text under the sub-caption "Expenses" under the caption "Agreement and Plan of Merger (which, if consummated, would result in a material change in the capitalization of the Issuer, as well as a delisting of the Issuer's securities)."

         Amendment

         On October 4, 2000, NAC and the Issuer entered into Amendment 1 to Agreement and Plan of Merger (the "Amendment"). The purpose of the Amendment was to extend from June 30, 2000 to December 31, 2000 the time allowed to NAC and the Issuer to consummate the Merger before either NAC or the Issuer has the right to terminate the Merger Agreement.

         The foregoing description of the Amendment is qualified in its entirety by the text of the Amendment which is attached hereto as Exhibit 70.3 and is incorporated herein by reference.

         Item 4 is hereby further amended and supplemented by adding the following at the end of the text thereof:

         Letter Agreement Regarding Funding of Merger Consideration

         The purpose of the Funds Transfer was to provide NAC with the funds it will pay for the purchase of all of the outstanding Common Stock and Preferred Stock of the Issuer not held by the Reporting Persons pursuant to the Merger Agreement. Communications and NAC entered into a letter agreement on October 4, 2000 (the "October 4, 2000 Letter Agreement"), pursuant to which Communications can demand an unconditional return of the Transferred Funds if the Merger is not consummated by December 31, 2000. Moreover, pursuant to the October 4, 2000 Letter Agreement, Crown has the right to demand the immediate and unconditional return of the amount by which $500,000 exceeds the amounts to be paid by NAC for all of the outstanding Common Stock and Preferred Stock of the Issuer not held by the Reporting Persons.

         The foregoing description of the October 4, 2000 Letter Agreement is qualified in its entirety by the text of the October 4, 2000 Letter Agreement which is attached hereto as Exhibit 70.4 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating therein the information set forth under Item 4 in this Amendment No. 70.

CUSIP No. 669 752107                                          Page 8 of 22 Pages
                                      13D


Item 7. Items to be Filed as Exhibits

Exhibit                                    Description
--------           -------------------------------------------------------------

70.1 Promissory Note dated August 21, 2000 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $1,250,000

70.2               Promissory   Note  dated  September  22,  2000  made  by  The
                   Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $1,250,000

70.3 Amendment 1 to Agreement and Plan of Merger dated October 4, 2000, by and between NNI Acquisition Corporation and The Nostalgia Network, Inc.

70.4 Letter Agreement dated October 4, 2000 by and between Crown Communications Corporation and NNI Acquisition Corporation.

CUSIP No. 669 752107                                          Page 9 of 22 Pages
                                      13D


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  October 6, 2000


                                    CONCEPT COMMUNICATIONS, INC.


                                    By:/s/ Werner G. Seubert
                                       -----------------------------------------


                                    CROWN COMMUNICATIONS CORPORATION


                                    By:/s/ Werner G. Seubert
                                       -----------------------------------------


                                    CROWN CAPITAL CORPORATION


                                    By:/s/ Werner G. Seubert
                                       -----------------------------------------


                                    NNI ACQUISITION CORPORATION


                                    By:/s/ Werner G. Seubert
                                       -----------------------------------------

CUSIP No. 669 752107                                         Page 10 of 22 Pages
                                      13D


Exhibit Index

Exhibit                         Description                                Page
--------           ----------------------------------------------------   ------

70.1 Promissory Note dated August 21, 2000 made by The Nostalgia Network, Inc. to Crown Communications
                   Corporation  in  the principal amount of $1,250,000      11

70.2               Promissory Note dated September 22,  2000  made  by
                   The Nostalgia Network, Inc. to Crown Communications
                   Corporation in the principal amount of $1,250,000        16

70.3               Amendment 1 to Agreement and Plan of  Merger  dated
                   October 4, 2000, by  and  between  NNI  Acquisition
                   Corporation and The Nostalgia Network, Inc.              21

70.4               Letter Agreement  dated  October  4,  2000  by  and
                   between Crown Communications Corporation  and   NNI
                   Acquisition Corporation.                                 22

CUSIP No.  669 752107                                        Page 11 of 22 Pages
                                      13D

                                                                    Exhibit 70.1

                                 PROMISSORY NOTE

$1,250,000.00                                                   Washington, D.C.
Maturity Date: January 1, 2001                                   August 21, 2000

         FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of one million two hundred fifty thousand dollars ($1,250,000.00), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

         1. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on August 21, 2000, compounded monthly. The principal balance, together with all unpaid interest accrued thereon, shall be due and payable on January 1, 2001 (the "Maturity Date").

         2. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 8 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

         3. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

         4. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a

CUSIP No. 669 752107                                         Page 12 of 22 Pages
                                      13D


novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

         5. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

            (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

            (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

            (c) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Concept Communications, Incorporated, a Delaware corporation ("Concept");

            (d) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Holder;

            (e) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept dated as of January 4, 1996;

            (f) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

            (g) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

        6. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegal' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

        7. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as

CUSIP No. 669 752107                                         Page 13 of 22 Pages
                                      13D


described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

         8. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any other action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable in-house and outside attorneys' and paralegal' fees) and expenses in connection with such referral.

         9. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of law provisions.

         10. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

         11. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

         12. Notices.

             (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefor, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

         If to Maker:               The Nostalgia Network, Inc.
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  President

CUSIP No. 669 752107                                         Page 14 of 22 Pages
                                      13D


         If to Holder:              Crown Communications Corporation
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  General Counsel

         with a copy to:            Venable
                                    1615 L Street, N.W., Suite 400
                                    Washington, D.C.  20036
                                    Attn:  Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

              (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 12(a).

         13. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         14. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

         15. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

         16. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

         17. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

CUSIP No. 669 752107                                         Page 15 of 22 Pages
                                      13D


         IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 21st of August 2000.

ATTEST:                               MAKER:


/s/ Willard R. Nichols                THE NOSTALGIA NETWORK, INC.,
Secretary                                A Delaware corporation

                                      By:  /s/ Willard R. Nichols
                                      Name:  Willard R. Nichols
                                      Title: Vice President, General Counsel and
                                             Secretary

[CORPORATE SEAL]

CUSIP No. 669 752107                                         Page 16 of 22 Pages
                                      13D


                                                                    Exhibit 70.2

                                 PROMISSORY NOTE

$1,250,000.00                                                   Washington, D.C.
Maturity Date: January 1, 2001                                September 22, 2000

         FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of one million two hundred fifty thousand dollars ($1,250,000.00), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

         1. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on September 22, 2000, compounded monthly. The principal balance, together with all unpaid interest accrued thereon, shall be due and payable on January 1, 2001 (the "Maturity Date").

         2. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 8 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

         3. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

         4. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

CUSIP No. 669 752107                                         Page 17 of 22 Pages
                                      13D


         5. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

            (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

            (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

            (c) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Concept Communications, Incorporated, a Delaware corporation ("Concept");

            (d) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Holder;

            (e) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept dated as of January 4, 1996;

            (f) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

            (g) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

         6. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegal' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

         7. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of

CUSIP No. 669 752107                                         Page 17 of 22 Pages
                                      13D


Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

         8. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any other action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable in-house and outside attorneys' and paralegal' fees) and expenses in connection with such referral.

         9. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of law provisions.

         10. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

         11. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

         12. Notices.

             (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefor, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

         If to Maker:               The Nostalgia Network, Inc.
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  President

CUSIP No. 669 752107                                         Page 19 of 22 Pages
                                      13D


         If to Holder:              Crown Communications Corporation
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  General Counsel

         with a copy to:            Venable
                                    1615 L Street, N.W., Suite 400
                                    Washington, D.C.  20036
                                    Attn:  Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

             (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 12(a).

         13. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         14. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

         15. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

         16. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

         17. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

CUSIP No. 669 752107                                         Page 20 of 22 Pages
                                      13D


IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 22nd of September 2000.

         ATTEST:                                   MAKER:

/s/ Willard R. Nichols                THE NOSTALGIA NETWORK, INC.,
Secretary                                A Delaware corporation

                                      By:  /s/ Willard R. Nichols
                                      Name:  Willard R. Nichols

                                      Title: Vice President, General Counsel and
                                             Secretary

[CORPORATE SEAL]

CUSIP No. 669 752107                                         Page 21 of 22 Pages
                                      13D


                                   AMENDMENT 1
                                       TO
                          AGREEMENT AND PLAN OF MERGER

Pursuant to Section 8.2 of the AGREEMENT AND PLAN OF MERGER made as of the 11th day of January, 2000 by and between (i) THE NOSTALGIA NETWORK, INC., a Delaware corporation (the "Company"), and (ii) NNI ACQUISITION CORPORATION, a Delaware corporation ("NAC"), the parties hereby agree to the following Amendment 1 to this AGREEMENT AND PLAN OF MERGER:

         1. Section 7.1 (c) (i) is hereby removed and replaced by the following:

              "(i) If the Effective Time shall not have occurred by December 31,
                   2000;"

         2. The parties agree that all other terms of the Agreement not directly amended by the above shall remain in full effect through the remainder of its term.

IN WITNESS WHEREOF, the parties hereby execute this Amendment 1.

THE NOSTALGIA NETWORK, INC.                         NNI Acquisition Corporation
650 Massachusetts Avenue, NW                        650 Massachusetts Avenue, NW
Washington, DC 20001                                Washington, DC 20001


By:   /s/ Willard.  R. Nichols                      By:  /s/ Werner Seubert

Date:  4 October 2000                               Date:  20 September 2000

CUSIP No. 669 752107                                         Page 22 of 22 Pages
                                      13D


                                                                    Exhibit 70.4

October 4, 2000


NNI Acquisition Corporation
650 Massachusetts Avenue, NW
Washington, DC  20001

Attention: Werner Seubert, Vice President

Dear Mr. Seubert:

This letter is intended to acknowledge that on October 4, 2000, NNI Acquisition Corporation ("NAC") received five hundred thousand dollars ($500,000) (the "Fund") from Crown Communications ("Communications"), and deposited the same in account #4381417868, held in the name of NAC, at First Union National Bank. NAC understands that it is to use the Fund solely for the purchase of the outstanding common and preferred stock (other than the common and preferred stock held by NAC) of The Nostalgia Network Inc. ("Nostalgia") pursuant to that certain Agreement and Plan of Merger dated January 11, 2000, as amended, by and between Nostalgia and NAC (the "Agreement").

NAC further understands that in the event the merger contemplated by the Agreement is not consummated by December 31, 2000, Communications shall have the right to demand immediate and unconditional return of the Funds from NAC. Moreover, in the event that the purchase price of the outstanding shares is less than $500,000, then Communications shall have the right to demand immediate and unconditional return of the remaining portion of those funds.

Sincerely,

/s/ Nicholas J. Chiaia

Nicholas J. Chiaia
General Counsel

Acknowledged and Agreed:

NNI ACQUISITION CORPORATION

/s/ Werner Seubert, Vice President

By:  Werner Seubert, Vice President